August 16, 2006
VIA EDGAR AND HAND DELIVERY
John Cash, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Spectrum Sciences and Software Holdings Corp. Form 10-K for the fiscal year ended December 31, 2005 Form 10-Q for the period ended March 31, 2006 File No. 0-50373
Dear Mr. Cash,
We have reviewed your comments of July 24, 2006, regarding our most recent 10-K and 10-Q filings referenced above. We have addressed the issues you have identified and provided explanatory text as requested to clarify our positions.
Form 10 –K for the fiscal year ended December 31, 2005
Item 1. Business, Page 1
1.	Based on your response to comment one from our previous comment letter dated June 20, 2006, it appears that your disclosure that the management of Horne took control of you effective June 2005 was meant to convey the change in your executive management and the resulting changes in your operations and policies, rather than a legal change in control of your company. Please confirm that you will revise future filings to clarify this matter, as we believe that your current reference to the management of Horne taking control of you may be confusing to your readers without additional elaboration.

Response: We will revise future filings to clarify this matter.

Item 6. Selected Financial Data, Page 9
2.	We note your response to comment six from our previous comment letter dated June 20, 2006 and appreciate the additional information. We previously requested that you provide us with your disclosures as required by question eight of our non-GAAP FAQ. It appears that you have addressed most of the items as required; however, we remind you that you need to include: the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; the manner in which management compensates for these limitations when using the non-GAAP financial measure; and the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors. Please provide this information to us, and confirm that in future filings you will include disclosures required by question eight of our non-GAAP FAQ.

Response: We appreciate your comment and will more fully discuss the limitations associated with the use of non-GAAP financial measures when disclosed in any of our filings. The reason management uses EBITDA less stock option expense is that this measure accurately portrays the true status of our operations particularly given the magnitude of the option expense in the past relative to the size of the company’s operations. We do not view stock option expense as a cost of doing business related to the performance of our units. This expense is not controllable by the segment nor is it a component of their cost structure for proposing new work. By managing our operations without the impact of the stock option expense, we are more clearly able to assess the true operating performance of a particular segment. Please note that management does use traditional GAAP measures in addition to this non-GAAP measure in evaluating our operations.

Item 8. Financial Statements and Supplementary Data
Note 2 – Summary of Significant Accounting Policies–Revenue Recognition, page 24
3.	We note your response to comment six from our previous comment letter dated June 20, 2006. We have the following additional comments:
•	With regard to the contracts for sale of your Security Solutions’ manufactured equipment, please tell us how you have determined that you do not fall under the first bullet point of paragraph 14 of SOP 81-1. Additionally, to help us better understand how you determined that percentage of completion accounting was appropriate, please provide us with a detailed explanation of both your and your buyer’s enforceable rights to the work-in-progress as the work progresses. Refer to paragraph 22 of SOP 81-1.

•	With regard to your Industrial and Offshore segment, please tell us if you had any contracts that were in progress at December 31, 2005. It remains unclear to us that it is appropriate to recognize revenue from this segment based on the percentage of completion. However, we note from page 2 of your Form 10-K that most work is performed between April and October. If you had any contracts in progress at December 31, 2005, please quantify for us the total revenues from those contracts and the portion that had been recognized before year end, and provide us with a detailed explanation of both your and your buyer’s enforceable rights to the work-in-progress as the work progresses.

•	With regard to your Engineering Services segment, based on the description of this business on page 4 of your form 10-K, it appears that most of the services provided by this segment are not engineering or design services. In this regard, we note your references to providing staffing, management studies, environmental sampling and remediation, policy development, cultural and natural resources studies, and investigation services to assess hazardous conditions and compliance with related policies for the DOT. We do not believe that it is appropriate to recognize service contract revenues under the percentage of completion method unless those services fall into the scope of SOP 81-1. Please refer to our response to Question 2 under SAB Topic 13(A)(3)(f) and to Section 2(F)(2) of our Outline of Current Accounting and Disclosure Issues. Please provide us with a detailed analysis of how the services performed by this segment fall into the scope of SOP 81-1, or tell us how these revenues should otherwise be recognized. If you no longer believe that these revenues should be recognized under the percentage of completion method, please confirm that you will revise your accounting for these revenues in the future, and provide us with an analysis demonstrating the impact on your 2005 results if you had accounted for these revenues under SAB Topic 13A.

•	With regard to your Procurement Services segment, we read in Note 2 that you recognize revenues on equipment and material procurement contracts on a gross basis when the goods are shipped to the end user. Please explain this methodology to us in more detail, including how you determine the amount of revenue to recognize when each piece of equipment or material is shipped to the end user. It appears from your description of this segment on page 3 of your Form 10-K that you also provide procurement consulting services. If this segment does any work other than equipment and material procurement, please describe that work to us and tell us your accounting policy for recognizing those revenues. If you only perform procurement, please revise your description of this business in future filings to clarify this matter.
     Response: Below we have provided our responses with respect to the revenue recognition practices of each segment addressed above.

Security Solutions: Our Security Solutions segment does not fall under the first bullet point of paragraph 14 of SOP 81-1 because it does not produce goods in a standard manufacturing operation. Every contract represents a custom order that requires a different manufacturing process. We do not have assembly lines or repetitive processes that all of our products go through as they are manufactured, other than the internal control processes inherent in producing any of our goods. The wide range of products produced by this segment includes maintenance platforms for military aircraft, aircraft fuel tanks and missile containers. Each of these contracts require vastly different raw materials, manufacturing requirements and processes, and labor sets. Further, most of the products we manufacture are custom ordered, and do not have a market other than to our customer. We do not manufacture any goods without a signed contract in place. Our ability to recognize a sale on any of our products, except to our contracted customer, is extremely limited due to the nature of those products.
Specifically addressing paragraph 22 of SOP 81-1, our contracts do provide our customer with the enforceable right to take over any partially completed units during production if we are unable to meet either the product quality or time schedule as required by the customer. We in fact have been the beneficiary of similar contracts that have been taken from our competitors and given to us in mid-production. Any units-as-produced become the property of the government, 98% of our Security Solutions work is performed under government contracts. As a result, units-as-produced become the property of the government and may be taken by the customer in any stage of production. As may be requested by the customer, we do ship completed units in advance of completing the entire contract. Because many of our larger dollar contracts require a production time of 3 – 6 months, percentage-of-completion revenue recognition appears reasonable. In our industry’s competitive environment, advance payments are not the normal course of business, it is the contractor’s responsibility to fund their production cycle.
Industrial and Offshore: There were no Industrial and Offshore contracts in progress at December 31, 2005 under which we applied the percentage-of-completion methodology. This segment is typically dormant between December and February of each year.
Engineering Services: We recognize revenue under the percentage-of-completion methodology only on approximately 20% of our Engineering Services’ contracts. These contracts are longer term, firm fixed-price deliverable contracts, not contracts for providing services. An example is our environmental sampling contracts that require us to evaluate water or soil samples over a period of time and issue a report documenting our analysis. This contract may take 4 months to complete with our level of effort varying throughout the process based on our findings, weather and client requests, and internal staffing demands. The end deliverable is a report detailing our analysis and recommendations on how to proceed. In accordance with SOP 81-1, our on-going testing and results thereof represent an on-going sale to the customer with the results of our testing and research available to the client under the contract. The client can elect to cancel the contract in mid-performance, with the results of our testing and analysis given to them, once the fee is paid. It is these types of contracts where we recognize revenue under the percentage-of-completion methodology. Some of these contracts include progress payments.
As we progress through these contracts and gather more data, we update our estimated costs to complete the contract as these costs change as we gather more data about the project. We can estimate with substantial accuracy the costs to complete the contract by the time we are approximately one month into the project.
Procurement Services: We recognize our Procurement Services revenue under two different methodologies depending on the work performed. Each of these methods is discussed in detail below.
For our current material procurement contracts, we recognize revenue on the gross basis when the goods are shipped to our customer. These contracts require us to locate, obtain and procure certain high dollar materials at our risk and expense. Under the terms of the contract, we have the latitude to select the vendors, negotiate price and arrange for all aspects of the procurement. We are responsible for providing the financing for the procurement and bear the risk of non-payment by our client. We recognize revenue upon shipment according to our shipping terms. The revenue recognized equals our cost plus our fee. Our fee is a percentage of the cost of the materials procured.
Our acquisition support services, within the Procurement Services segment, recognize revenue on a time and material basis as time is expended on a project. Our staff are billable on an hourly or daily basis and revenue is recognized as time is recorded. Any expenses associated with these projects are recorded as costs and billed to the client with revenue being recognized in the same period the cost is incurred.
Note – 3 Acquisitions, page 28
4.	We note your response to the third bullet point of comment nine from our previous comment letter dated June 20, 2006. Please provide us with more information about the additional intangible assets that you have identified, including, for each major category of intangible assets, the methodology that you used to determined their fair value, the amount of the total purchase price that you have allocated to them, and the useful lives over which they will be amortized. In this regard, it appears from the first paragraph of your response that you have identified some contract and customer related intangibles, and it appears from Article 3.15 of your Agreement and Plan of Merger that you acquired various patents, trademarks, service marks, trade names, brands and copyrights.

Response: Please see the attached valuation report and our detailed response to comment 6 below.

5.	We note your response to the fourth bullet point of comment nine from our previous comment letter dated June 20, 2006, including your assertion that the EBITDA multiple used in determining the purchase price for Horne Engineering Services was consistent with those used in the marketplace for acquisitions of similar companies. However, we do not believe that your belief that the EBITDA multiple was reasonable would, in and of itself, preclude you from allocating a portion of the total $13.6 million paid in this transaction to compensation expense. We continue to struggle to understand your assertion that part of the total amount paid in the Horne Engineering Services acquisition was not compensation for the following reasons:
•	Page 29 of your Form 10-K states that “the primary purpose of the Horne acquisition was to effectuate a business combination pursuant to which the management of Horne would replace Spectrum’s then-current management team.”

•	Recital D on the first page of your Agreement and Plan of Merger with Horne Engineering Services states that “simultaneously with the Closing: (i)Horne will enter into an employment agreement with Buyer, in the form substantially set forth on Exhibit A attached hereto for the position of Chief Executive Officer and President of Buyer; (ii) Megless will enter into an employment agreement with Buyer, in the form substantially as set forth on Exhibit B attached hereto for the position of Chief Financial Officer of Buyer.”

•	At the closing of this merger, your then-current CEO and CFO stepped down and became the CEO and CFO of one of your segments, and Mssrs. Horne and Megless became your CEO and CFO.

•	The introductory paragraph of your Agreement and Plan of Merger with Horne Engineering Services states that the sole shareholders of Horne Engineering Services are Mssrs. Horne and Megless and Mr. Horne’s wife. Therefore, these are the only people who received the $13.6 million that you paid in cash and newly issued stock in this transaction.
Response: Please see the attached valuation report and our detailed response to comment 6 below.

6.	To help us better understand this matter, please provide us with a detailed analysis of why you do not believe that a portion of the $13.6 million paid in this transaction represented compensation to Mssrs. Horne and Megless for agreeing to become your CEO and CFO. Your response should specifically address the following points, along with any additional information that you believe would be useful to us in understanding this matter
•	The information contained in Recital SD on the first page of your Agreement and Plan of Merger with Horne Engineering Services appears to indicate that the acquisition of Horne Engineering Services was contingent upon Mssrs. Horne and Megless agreeing to become your CEO and CFO. Please tell us whether you would have acquired Horne Engineering Services if Mssrs. Horne and Megless had not agreed to become your CEO and CFO, and instead had remained solely as the management of the Horne Engineering Services portion of your company after the acquisition. Also tell us if the shareholders of Horne Engineering Services would have agreed to the acquisition under these altered terms. If you believe that both parties still would have proceeded with this merger, please tell us why you would have made the acquisition that is disclosed in your Form 10-K would not have been applicable to that situation. Also tell us what impact, if any, these altered terms of the acquisition would have had on the total purchase price.

•	Consistent with Recital D on the first page of your Agreement and Plan of Merger with Horne Engineering Services, we note that Mssrs. Horne and Megless signed five year employment agreements simultaneously with the closing of the merger. Please explain to us what penalties, if any, Mssrs. Horne and Megless would face if they left your company today, and tell us where such penalties are located in your merger or employment agreements. Would Mssrs. Horne and Megless, either as individuals who are currently employed by you or as former shareholders of Horne Engineering Services, be required to return any of the money or stock they have received from the merger itself or in connection with their employment agreements? If so, please quantify these amounts.

•	Please quantify for us the amount of cash, the number of shares of stock and the value of stock received by each of Mssrs. Horne and Megless and Mr. Horne’s wife out of the total $13.6 million consideration that you paid for the acquisition of Horne Engineering Services.

•	Please quantify for us the amount of salary and any other cash distributions received by Mssrs. Horne and Megless from Horne Engineering Services for fiscal years 2003 and 2004. Please compare these amounts to the annual salaries and other compensation that Mssrs. Horne and Megless are currently receiving from you in their new positions as your CEO and CFO. If Mssrs. Horne and Megless are receiving less compensation as your CEO and CFO than they did when they were the CEO and CFO of Horne Engineering Services, please explain to us why they are receiving less compensation and why, in light of the decreased compensation, they agreed to the merger with you.
Response:
Transaction Structure and Implications
The Horne acquisition (the “Acquisition”) was completed with the intention of Messrs. Horne and Megless assuming the CEO and CFO roles, respectively. Because Spectrum valued the Horne business highly and viewed it as a good strategic fit with Spectrum’s focus on the government market, Spectrum would have completed the acquisition with both individuals remaining within Horne. However, the former Horne shareholders would not have accepted the transaction on those terms. The reason for this is the underlying reason for the acquisition from the former Horne shareholders’ perspective. To reach its growth goals in a more effective and expedited manner, Horne needed the funding avenues available through Spectrum — available cash and public company equity. The only way the Horne shareholders would accept the transaction was if they also had managerial control over cash and other corporate assets and financing vehicles to effectively grow the business. Without this authority, Messrs. Horne and Megless would not have had an acceptable level of control over the future of the Horne business.
The Acquisition was structured as a $24 million purchase of all of the outstanding Horne stock from the former Horne shareholders. This amount includes the consideration paid at closing and the maximum amount of contingent consideration and share guarantees incorporated into the acquisition. In order to achieve the full $24 million, certain earn-out criteria were included in the Acquisition agreement, most notably a minimum EBITDA contribution for 2005 and 2006 from Horne on a stand-alone basis. The purchase price was segregated into cash, total shares, shares subject to holdback and a share price guarantee. The latter two items were subject to Horne exceeding certain EBITDA requirements in 2005 and 2006.
The cash consideration was important in the determination of the acquisition cost for Spectrum. The final distribution between the $4.5 million in cash and 6.1 million shares of stock was negotiated based on the need to balance the cash required to grow the combined businesses with desire to avoid tying all of the Horne shareholders’ equity in Spectrum stock. The final negotiated amounts shown above reflect the balance achieved.
The 6.1 million shares included 1.0 million holdback shares related to Horne’s achieving the EBITDA earnings targets for 2005. The amount of the holdback shares to be refunded to Spectrum was dependent on the actual EBITDA from Horne for 2005. Based on Horne’s operating results for 2005, all 1.0 million shares were retained by Spectrum.
The Acquisition agreement provided for a share price guarantee of $3.25 per share to be measured on May 11, 2007, in accordance with the Acquisition agreement. This guarantee was subject to Horne achieving EBITDA targets for both 2005 and 2006. When the 2005 EBITDA target was missed, this guarantee was terminated.
A synopsis of the acquisition valuation assuming all of the earn-out criteria had been met is as follows:

Spectrum shares	$6,100,000
Share price guarantee	3.25

Total share consideration	19,825,000
Cash consideration	4,500,000

Total contingent consideration	$24,325,000
Purchase Price Allocation
The breakdown of the actual purchase price received by the former Horne shareholders is as follows:

	Stock received	Cash
Darryl Horne	4,809,225	$4,428,837
Charlene Horne	66,782	61,499
Mike Megless	10,493	9,664
Investment Advisors	213,500	—

Totals	5,100,000	$4,500,000

Note that the stock was valued at $1.68 per share in the acquisition.
Employment Agreements
The employment agreements signed by Messrs. Horne and Megless in conjunction with the acquisition do not have any penalties or requirements to return any part of the purchase price should they leave the company. They do have non-compete clauses that would limit their ability to find other employment, but no other “penalties”. The non-compete clauses extend for one-year beyond their termination date with the company. However, as described below, the significant amount of stock issued to the Horne shareholders, coupled with the unregistered nature of that stock, materially increase Mr. Horne’s interest in remaining with the company for a substantial period of time.
The stock received in the Acquisition was unregistered and remains unregistered. Although the former Horne shareholders have registration rights with respect to their stock, a registration statement filing for the resale of such shares would be expected to have a material negative impact on the market price for Spectrum stock, due to both the large amount of shares held the former Horne shareholders and the positions that Messrs. Horne and Megless currently hold as directors and executive officers of the company. As a significant portion of Mr. Horne’s net worth is in Spectrum stock, the company believes it is unlikely that the former Horne shareholders would exercise their registration rights (and drive down the stock price) in the foreseeable future. Without such a ready avenue to liquidate his significant equity position, the company believes it is unlikely that Mr. Horne would liquidate his shares or leave the company
Intangibles Valuation
In conjunction with the Acquisition, a valuation of the intangibles associated with the Horne acquisition was completed. The results of that valuation provided a more detailed split of our previously reported goodwill. The following table details the intangibles identified as a result of the Acquisition.

Intangible	Value	Useful Life
Customer Relationships	4,849.4	15 years
Trademarks	3,365.2	Indefinite
Non-Compete/Employment Agreements	1,090.6	5 years
Order Backlog	906.3	5 years
The goodwill balance remaining after the identified intangibles were segregated is approximately $3.1 million. This amount represents 22.8% of the total purchase price.

We have attached the valuation report that details the methodology used to arrive at these values and the assumptions used in those calculations. The percentage of the total purchase price ultimately represented by the Horne goodwill (22.8%), following the valuation, is significantly below the goodwill percentages (71% to 87%) reflected in the recent comparable services acquisitions we included in our July 20, 2006 response.
Cash Compensation for Messrs. Horne and Megless
The cash compensation received by Messrs. Horne and Megless are shown in the table below. As those figures indicate, the cash compensation for both individuals has increased significantly since their involvement with Spectrum Holdings.

	2003	2004	2005	2006
Darryl Horne	177,663	261,669	333,474	375,000
Michael Megless	137,244	161,139	213,358	260,000
The 2006 figure represents their annual salary as specified in their employment agreements.
Summary
Based on all of the above information, the information provided in our prior response and the valuation report attached, we do not believe that any of the purchase price paid to the former Horne shareholders represents compensation. The following factors reinforce our belief that the accounting treatment for the acquisition is correct:
•	The purchase price represents a valuation for the Horne business on the lower end of the EBITDA multiple range for comparable government service acquisitions, reflecting that fair value was paid for the Horne business itself;

•	the transaction structure, including the distribution of cash and stock to the Horne shareholders and the appointment of Messrs. Horne and Megless as the CEO and CFO, was formulated to ensure effective future growth of the Horne business when combined with the existing Spectrum businesses;

•	the final recorded acquisition cost is significantly below the maximum potential purchase price payable in the Acquisition;

•	the significant amount of unregistered equity consideration issued to Mr. Horne in the Acquisition materially increases his interest in remaining with the company;

•	the percentage of goodwill reflected in the Acquisition is significantly below the goodwill percentages in similar acquisitions that occurred in the same time frame; and

•	the level of Mr. Horne’s and Mr. Megless’s cash compensation increased significantly in connection with the Acquisition.
We appreciate the feedback on our filings and welcome any guidance you can provide relative to improving our disclosure. If you have any questions regarding our response, you many contact myself or John Krobath, Controller, at 703-564-2967.
Sincerely,
Michael M. Megless
Vice President & Chief Financial Officer
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